UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐ Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

RESPONSE GENETICS, INC.

(Name of the Registrant as Specified In Its Charter)

TOM R. DEMEESTER
RAJ MAHESHWARI
ROBERT J. MAJTELES
MICHAEL J. TILLMAN
RICHARD VAN DEN BROEK
DAVID M. WURZER
DAVID B. SABLE
DAVID M. GREENHOUSE
AUSTIN W. MARXE
AWM INVESTMENT COMPANY
L.S. ADVISERS, LLC
MGP ADVISERS LIMITED PARTNERSHIP
SPECIAL SITUATIONS CAYMAN FUND, L.P.
SPECIAL SITUATIONS FUND III QP
S.P. SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.

 (Name(s) of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION

Special Situations Fund III QP, L.P.
Special Situations Cayman Fund, L.P.
Special Situations Life Sciences Fund, L.P.
527 Madison Avenue
Suite 2600
New York, NY 10022

April [__], 2010

Dear Fellow Stockholder:

Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P. and Special Situations Life Sciences Fund, L.P. (“SSF” or “we”) are the record and beneficial owner of 3,350,174 shares of common stock, par value $0.01 per share (“Common Stock”) of Response Genetics, Inc. (“Response” or the “Company”), representing approximately 18.3% of the outstanding shares of Common Stock of the Company.  For the reasons set forth in the attached Proxy Statement, SSF believes that the current Board of Directors of the Company should be replaced.  We are therefore seeking your support at the annual meeting of stockholders including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”) scheduled to be held at the [___________] on [_______ ___, 2010] at [______], for the following proposals:

(1)
the election of nine directors: Tom R. DeMeester, Raj Maheshwari, Robert J. Majteles, Michael J. Tillman, Richard van den Broek, David M. Wurzer, David B. Sable, David M. Greenhouse and Austin W. Marxe to the Company’s Board to hold office until the 2011 Annual Meeting or until their respective successors shall be duly elected and qualified;

(2)	to ratify the appointment of BDO Seidman, LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2010; and

(3)	the consideration of such other business as may properly come before the Annual Meeting.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about April ___, 2010.

You may have received, or will be receiving, a separate proxy solicitation from the Company. For all of the reasons discussed in the materials included with this letter, SSF strongly urges you to REJECT the solicitation made by the Company and NOT sign any [______] proxy card that the Company sends to you.

IF YOU HAVE ALREADY RETURNED A [______] PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTES BY SIGNING AND RETURNING A LATER DATED WHITE PROXY CARD.

It is important that your shares of Common Stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please cause your shares of Common Stock to be voted by signing, dating and mailing the enclosed WHITE proxy card. If you have any questions or require any assistance with your vote, please contact The Altman Group, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support, SPECIAL SITUATIONS FUND III QP, L.P. SPECIAL SITUATIONS CAYMAN FUND, L.P. SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.

By:
Austin W. Marxe
General Partner

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of SSF’s proxy materials or directions to attend the Annual Meeting, please call The Altman
Group, Inc. at the phone numbers listed below.

The Altman Group, Inc.
1200 Wall Street West, 3rd  Floor
Lyndhurst, NJ   07071
(201) 806-7300

or

CALL TOLL FREE (877) 297-1745

PRELIMINARY COPY - SUBJECT TO COMPLETION

ANNUAL MEETING OF STOCKHOLDERS

OF

RESPONSE GENETICS, INC.
_________________________

PROXY STATEMENT

OF

SPECIAL SITUATIONS FUND III QP, L.P.
SPECIAL SITUATIONS CAYMAN FUND, L.P.
SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P. and Special Situations Life Sciences Fund, L.P. (“SSF” or “we”) are the record and beneficial owner of 3,350,174 shares of common stock, par value $0.01 per share (“Common Stock”) of Response Genetics, Inc. (“Response” or the “Company”), representing approximately 18.3% of the outstanding shares of Common Stock of the Company.  We are writing to you in connection with the election of nine director nominees to the board of directors of Response (the “Board”) at the annual meeting of stockholders scheduled to be held at [_____________] on [_______ ___, 2010] at [_____], including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed WHITE proxy card are first being furnished to stockholders on or about [_______ ___, 2010]. This Proxy Statement and the enclosed WHITE proxy card are being furnished to Response stockholders by SSF and the other participants in this solicitation as identified in the section entitled “Participants in the Solicitation,” in connection with the solicitation of proxies from Response’s stockholders for the following:

(1)
the election of nine directors: Tom R. DeMeester, Raj Maheshwari, Robert J. Majteles, Michael J. Tillman, Richard van den Broek, David M. Wurzer, David B. Sable, David M. Greenhouse and Austin W. Marxe (the “Nominees”) to the Company’s Board to hold office until the 2011 Annual Meeting or until their respective successors shall be duly elected and qualified;

(2)	to ratify the appointment of BDO Seidman, LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2010; and

(3)	the consideration of such other business as may properly come before the Annual Meeting.

The current Board of Directors of Response (the “Response Board”) has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as [_______ __, 2010] (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

According to Response’s proxy statement, as of the close of business on the Record Date, there were [___________] shares of Common Stock, outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. The principal executive offices of Response Genetics, Inc., a Delaware corporation, are located at 1640 Marengo Street, 6th Floor, Los Angeles, California 90033.

SSF, along with all of the other participants in this solicitation, beneficially own an aggregate of 4,263,843 shares of Common Stock, representing approximately 23.3% of the outstanding shares of Common Stock. The participants in this solicitation have advised SSF that they intend to vote their shares (i) for the election of the Nominees, (ii) for the ratification of the appointment of BDO Seidman, LLP as described herein, and (iii) in the discretion of the proxies named in the enclosed WHITE proxy card on the consideration of such other business as may properly come before the Annual Meeting.

SSF requests that stockholders sign, date and mail promptly the enclosed WHITE proxy card in the postage-paid envelope provided. SSF urges you not to sign any [______] proxy card sent to you by Response. If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later dated WHITE proxy card in the enclosed envelope.

If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card as soon as possible.

Any proxy executed by a holder of Common Stock may be revoked at any time prior to its exercise by filing a written notice of revocation with the Secretary of the Company or by submitting a duly executed later dated proxy or by attending the Annual Meeting and voting in person.

SSF has retained The Altman Group, Inc. to assist it in communicating with stockholders in connection with the proxy solicitation and to assist in its efforts to obtain proxies. If you have any questions about how to complete or submit your WHITE proxy card or any other questions, The Altman Group, Inc. will be pleased to assist you.

THIS SOLICITATION IS BEING MADE BY SSF AND NOT ON BEHALF OF THE RESPONSE BOARD OR MANAGEMENT. NEITHER SSF NOR THE OTHER PARTICIPANTS IN THIS SOLICITATION ARE AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, OF WHICH SSF IS NOT AWARE WITHIN A REASONABLE TIME PRIOR TO THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

SSF AND THE OTHER PARTICIPANTS IN THIS SOLICITATION URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY RESPONSE’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF SSF’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO SSF, C/O THE ALTMANT GROUP, INC., 1200 WALL STREET WEST, 3RD FLOOR, LYNDHURST, NEW JERSEY 07071 WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

Your vote is important, no matter how many or how few shares you own. We urge you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of our Nominees.

☐
If your shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to SSF, c/o The Altman Group, Inc., 1200 Wall Street West, 3rd Floor, Lyndhurst, New Jersey 07071, in the enclosed envelope today.

☐
If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative on how to vote.  Your broker cannot vote your shares on your behalf without your instructions.

☐
Depending upon your broker or custodian, you may be able to provide voting instructions either through (i) a toll-free telephone number or (ii) the Internet.  Please refer to the enclosed voting form for instructions on how to provide voting instructions electronically.  You may also provide voting instructions by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to SSF. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of SSF’s proxy materials or directions to attend the Annual
Meeting, please call The Altman Group, Inc. at the phone numbers listed below.

The Altman Group, Inc.
1200 Wall Street West, 3rd  Floor
Lyndhurst, NJ   07071
(201) 806-7300

or

CALL TOLL FREE (877) 297-1745

BACKGROUND TO OUR SOLICITATION

SSF is currently the record and beneficial owner of 3,350,174 of the Company’s Common Stock, representing approximately 18.3% of the outstanding shares.  SSF first acquired shares of Common Stock in the Company’s initial public offering in June 2007.  SSF acquired additional shares in the open market after the initial public offering.  In March 2009, SSF acquired 2,000,000 shares of Common Stock in a private placement by the Company.  Subsequent to the private placement, SSF continued to acquire additional shares of the Common Stock in the open market and continues to hold substantially all of the shares acquired by it since the initial public offering.

On January 19, 2010, the Company filed a Current Report on Form 8-K disclosing that on January 15, 2010, Dr. David R. Gandara had resigned as a director effective as of January 19, 2010 and that Dr. Edith P. Mitchell had been appointed as a director of the Company to fill the vacancy created by Dr. Gandara’s resignation.

On February 8, 2010, Dr. David Sable, an SSF representative, met with Ms. Kathleen Danenberg, the Company’s Chief Executive Officer, at a conference in New York City.  At that time, Ms. Danenberg informed Dr. Sable that the Company had been approached with a financing offer that she planned to accept.  Ms. Danenberg advised Dr. Sable that a financing was required so that the Company could continue to meet its obligations under an agreement with a major pharmaceutical customer.

On February 9, 2010, the Company filed a Current Report on Form 8-K disclosing that on February 8, 2010, Mr. Hubertus Spierings had resigned as a director of the Company effective immediately.  Although the filings indicated that Mr. Spierings did not resign as a result of any disagreement with the Company, based on subsequent conversations with Dr. Thomas DeMeester, Mr. Michael Serruya and Mr. David Smith, all current members of the Response Board, SSF believes that Mr. Spierings resigned in part because Dr. Mitchell was appointed to the Response Board without consulting Mr. Spierings and while Mr. Spierings was traveling outside the United States even though he was a member of the Nominating and Governance Committee of the Response Board.

Subsequently, on or about February 11, 2010, Dr. Sable and Mr. Austin W. Marxe, the senior partner of SSF, spoke with Ms. Danenberg about the proposed offering.  Dr. Sable and Mr. Marxe noted that the Company’s stock price was trading below a price that SSF believed adequately reflected the value of the Company and that an offering of Common Stock at that time would be significantly dilutive to existing investors and not in the best interests of the Company.  The SSF representatives also expressed to Ms. Danenberg SSF’s belief that the Company needed to expand its senior management team and that the Response Board needed to be reduced in size and reconstituted to include members with more industry knowledge and experience.

On or about February 12, 2010, Dr. Sable spoke to Ms. Danenberg regarding the vacancy on the Response Board resulting from Mr. Spierings’ resignation.  Dr. Sable recommended that the Company consider Raj Maheshwari to fill the vacancy.  Dr. Sable suggested Mr. Maheshwari because of his relevant experience in the industry and because Ms. Danenberg already knew him.

On February 12, 2010, Dr. Sable spoke to another large stockholder of the Company, regarding the Company’s prospects and its need to increase the quality of its senior management and the Response Board.

During the period between February 12, 2010 and February 17, 2010, Dr. Sable had several conversations with Dr. DeMeester, Mr. Serruya and Mr. Smith.  Those directors indicated to Dr. Sable that they believed that Ms. Danenberg frequently called meetings of the Response Board on an emergency basis.  The directors advised SSF that meetings frequently took place without an explanation of the need for taking action on an emergent basis and without sufficient notice for the Board to fully prepare or to adequately consider other options.

On February 17, 2010, SSF filed an amendment to its Schedule 13D.  In the amendment, SSF disclosed that it believed the Company’s Common Stock was undervalued and that the Company had not provided sufficient value to its stockholders.  SSF disclosed that it intended to exchange views with other stockholders, and potentially the Company’s management and the Response Board, concerning the strategic direction of the Company and the composition of the Response Board.  SSF indicated that it might seek the election of its own nominees to the Board.

In response to the amendment to its Schedule 13D, several stockholders contacted SSF to express their belief that a change in the Company’s management and the Board was necessary.  In these conversations, SSF discussed with the other stockholders SSF’s belief that the Response Board and existing senior management of the Company were not performing adequately.

On February 18, 2010, Ms. Danenberg sent an e-mail to Dr. Sable indicating that the Company was willing to discuss “certain potential transactions the Company is currently considering.”  However, as a pre-condition to any conversation, Ms. Danenberg asked SSF to agree to certain broadly worded confidentiality and standstill provisions which SSF refused to do. Nonetheless, on February 18, 2010, Dr. Sable and Mr. Marxe spoke with Ms. Danenberg and reiterated their concerns about the timing of a proposed financing and about the Company’s need to augment its senior management and the Response Board.  The SSF representatives offered to relate their concerns directly to the Response Board.

On February 19, 2010, Dr. Sable and Mr. Marxe spoke with the Response Board via telephone conference call.  On that call, the SSF representatives again stated their concerns about the timing of a proposed offering and expressed doubt that the Company needed additional financing at this time.  They asked the Response Board to delay any financing and to reconsider the need for additional financing.

On February 20, 2010, Mr. Serruya advised Dr. Sable that the Response Board had appointed a special committee of the Response Board to explore financing alternatives.  SSF was invited to participate in a subsequent conference call with members of this committee.  On February 22, 2010, Dr. Sable participated in a call with members of the committee.  During this call, Dr. Sable again expressed SSF’s concerns about the proposed financing.

On February 23, 2010, Dr. Sable spoke to Mr. Serruya.  Dr. Sable and Mr. Serruya discussed in general terms the Company’s performance and future prospects and potential alternatives to the proposed financing.  In the call, Dr. Sable asked Mr. Serruya for evidence that the Company's large pharmaceutical customer had advised the Company that it would terminate its relationship with the Company if it did not immediately raise additional equity capital and for a projection of the Company’s cash requirements.  Mr. Serruya subsequently advised Dr. Sable that SSF’s views had been related to other members of the special committee and indicated that the committee had instructed Company management to compile cash projections for SSF’s review.  As certain of the information was confidential, Mr. Serruya asked SSF to provide comments on the proposed confidentiality terms contained in Ms. Danenberg’s February 18 e-mail.

Subsequently, representatives of the Company and SSF and their respective counsel discussed the terms of a proposed confidentiality agreement.  Although the parties and their respective counsel discussed the terms of a proposed agreement on several occasions, no confidentiality agreement was ever executed because the parties could not agree on the length of time SSF would be restricted from trading.

Between February 23, 2010 and March 8, 2010, Dr. Sable continued to have discussions with Ms. Danenberg, Dr. DeMeester, Mr. Serruya, Mr. Smith and other large stockholders of the Company.  Dr. Sable suggested to Ms. Danenberg and the other members of the Response Board that certain of the current directors should step aside in favor of directors with the following attributes:

•	Experience in strategic decision-making in the molecular diagnostics industry;

•	Existing relationships with industry leaders;

•	Experience in negotiating agreements with large pharmaceutical and diagnostics companies;

•	Ability to advise and assist in the expansion of the management team; and

•	Expertise in long-term financial management, industry relations and investor relations.

SSF and the Company discussed proposed candidates for a reconstituted Board that would consist of certain of the existing members of the Response Board and other candidates that possessed the attributes described above.  SSF suggested that the new Board work with Ms. Danenberg to redefine her role and formulate a strategy to ensure that all of the executive management needs of the Company were met.  Ultimately, SSF and the Company were not able to agree on a compromise slate of director nominees.

On March 8, 2010, the Company filed a Current Report on Form 8-K disclosing that on March 5, 2010, it had entered into a Purchase Agreement with certain institutional investors to sell 3,005,349 shares of Common Stock at a price of $1.31 per share.  According to the filing, the financing was consummated on March 8, 2010.

After learning that the Company had completed the proposed financing, SSF determined that it would be necessary for SSF to propose its own slate of directors for election at the Company’s Annual Meeting in order to effect the changes in senior management and the composition of the Response Board that it believed were necessary.  On March 15, 2010, in accordance with the terms of the Company’s Bylaws, SSF delivered written notice to the Company that it intended to nominate the Nominees for election as directors at the Annual Meeting.  Also, on March 15, 2010, SSF amended its Schedule 13D to disclose that it had delivered its nomination notice to the Company.

REASONS FOR OUR SOLICITATION

SSF has been a stockholder of the Company since its initial public offering and currently owns approximately 18.3% of the outstanding shares.  As a major stockholder of the Company, we have a vested financial interest in the maximization of the value of the Company for all stockholders.  SSF is proposing to elect the Nominees described in this proxy statement because we have significant concerns regarding the overall composition and effectiveness of the current Response Board and senior management.

According to its filings with the SEC, the Company is engaged in the research and development of innovative clinical diagnostic tests for cancer based on the Company’s proprietary technologies.  The Company sells proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry, as well as diagnostic tests to assist physicians in choosing appropriate therapy for patients.  In our view the Response Board is not able to provide proper oversight of the Company or to assist the Company’s growth because it lacks the industry contacts, experience and expertise necessary to do so.  We also believe the current Response Board is too large and unwieldy to properly oversee an entity of the Company’s current size and scope of operations and that additional relevant experience and expertise is required in order to effectively guide the Company.  We believe the election of the Nominees is in the best interests of all stockholders, as we believe their election would create a more balanced and experienced Board.

At present, the Response Board consists of nine members, of which eight positions are currently filled by serving directors, none of whom has any prior experience in the diagnostic testing industry.  In addition, none of the current members of the Response Board has any prior experience in negotiating strategic alliance or other agreements with large pharmaceutical and diagnostic companies.

By contrast, our Nominees include individuals with significant relationships with leaders in the pharmaceutical industry and extensive experience in negotiating agreements with pharmaceutical and diagnostic companies.  In addition, the Nominees include individuals with significant experience serving as senior executives and members of the boards of directors of public companies in the life sciences industry.  SSF believes that the Board should consist of individuals with proven capabilities who can better assist the Company’s existing management with strategic decision-making, have stronger existing relationships with leaders in the life sciences industry, have experience in negotiating agreements with large pharmaceutical and diagnostics companies, have demonstrated expertise in long-term financial management and industry and investor relations and can independently advise and assist existing management to expand the Company’s senior management team.

SSF also believes that the Response Board is not sufficiently independent of the Company’s Chief Executive Officer, Kathleen Danenberg.  In discussions with Dr. DeMeester, Mr. Serruya and Mr. Smith, all of whom are currently directors of the Company, they expressed concern to SSF that Ms. Danenberg did not inform members of the Response Board of Directors on a timely basis of matters requiring board action.  The Response bylaws allow special meetings of directors to be called by Ms. Danenberg with as little as 24 hours’ oral notice.  Those directors advised SSF that Ms. Danenberg frequently called meetings of the Response Board of Directors in reliance on this bylaw provision, even after they expressed their concern to her that the lack of sufficient advance notice required directors to re-arrange their schedules at the last minute and deprived the Board of adequate time to prepare or to consider alternatives.  In addition, when vacancies have occurred on the Response Board, we believe Ms. Danenberg has sought to fill those vacancies with directors who are friendly to her, despite their lack of relevant industry experience or expertise.

Since going public in June 2007 at $7.00 per share, the price of the Common Stock has steadily declined to $2.08 per share as of April 14, 2010.  At the same time, the Company’s revenues have grown at an annual compound rate of 6.9% between 2005 and 2009 while the Company has continued to post losses and to burn cash.  SSF believes that the Company's financial performance has been adversely impacted by the Response Board’s lack of relevant industry experience and the Company's questionable corporate governance practices.  For example, SSF believes that the lack of industry experience has made it difficult for the Company to identify potential partners in the life sciences industry which would allow the Company to expand the markets for its products and to negotiate agreements on terms that are more favorable to the Company.  In addition, SSF believes that the Company's board processes have caused the Board to focus too often on immediate-term matters and not enough time on the Company's long-term strategy and growth opportunities.

SSF believes that Ms. Danenberg is a valuable asset of the Company.  In SSF’s view, Ms. Danenberg’s role at the Company should be redefined so that she can focus on her core strengths, including managing research and development, development of the new product pipeline, maintaining relationships within the academic and medical communities and with key opinion leaders and continuing her work as a liaison between the sales force and physicians.  In addition, SSF believes that senior management of the Company should be expanded to include one or more individuals of demonstrated capability and experience who can focus on other areas, such as developing long-term strategy, overseeing of financial management, interacting with large pharmaceutical companies and interfacing with the investment community.  If the Nominees are elected at the Annual Meeting, SSF expects that the new Board will work closely with Ms. Danenberg and the Company’s senior management to augment and strengthen the Company’s management team.

As described elsewhere in this Proxy Statement, SSF has proposed nine Nominees for election as directors of the Company at the Annual Meeting because the number of directors has been set at nine by the Response Board.  However, SSF believes that nine members is too large and unwieldy for an entity with the Company’s current size and scope of operations and that a board comprised of six members will be more nimble, efficient and effective by fostering stronger and closer ties among members of the Board as well as with the Company’s management.  In the event that the Nominees are elected as directors at the Annual Meeting, SSF expects that the Board will reduce the size of the Board to six individuals and that the three nominees affiliated with SSF -- Messrs. Marxe and Greenhouse and Dr. Sable -- will immediately resign as directors of the Company.

SSF’s objective in seeking the election of its Nominees is to provide the Company with a qualified, independent Board that includes members with proven capabilities that SSF believes are necessary to enhance stockholder value for all stockholders of the Company and to ensure that the Company is being run in the best interest of all stockholders.  As one of the largest stockholders of the Company, we believe our interests are squarely aligned with yours.

We are only engaging in this proxy contest as a last resort. We have expressed our belief to Ms. Danenberg and the Response Board that it would be in the best interest of all parties that a mutually agreeable slate of directors be nominated for election at the Annual Meeting.  To that end, SSF shared with the Response Board information relating to the background and qualification of its Nominees.  To date, the Response Board has not been willing to consider our Nominees and has not presented any reasonable alternative proposal.  We have remained prepared to engage in a meaningful and constructive dialogue with the Response Board in order to reach an amicable resolution, as the cost of any proxy fight will fall disproportionately on us.  Unfortunately, we believe that an election contest is our only means for seeking to improve the overall quality of the Board through the nomination of director candidates who possess extensive industry experience, contacts and expertise and who are truly independent of the Company’s management.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Response Board is currently composed of nine directors, all of whom have terms that will expire at the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to elect our Nominees. Under Response’s Certificate of Incorporation, as amended, and Restated Bylaws, the directors elected at the Annual Meeting will serve in such capacity for a one-year term expiring at the 2011 Annual Meeting of Stockholders or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Unless otherwise stated, each Nominee has sole voting power and sole investment power with respect to the shares of Common Stock beneficially owned by such Nominee, if any, and each Nominee is the beneficial owner of all shares held of record by such Nominee, if any.

Biographical Information

Name and Address	Age	Director Since

Tom R. DeMeester, M.D. c/o USC Department of Surgery 1510 San Pablo Street, Suite 514 Los Angeles, California 90033	72	March 2000

Raj Maheshwari c/o Charlestown Capital Advisors, LLC 1325 Avenue of the Americas 28th Floor New York, New York 10019	47	N/A

Robert J. Majteles c/o Treehouse Capital, LLC 1816 Fifth Street Berkeley, California 94710	45	N/A

Michael J. Tillman 12958 Shoreline Blvd McCordsville, Indiana 46055	40	N/A

Richard van den Broek c/o HSMR Advisors, LLC 80 Field Advisors, LLC Greenwich, Connecticut 06830	44	N/A

David M. Wurzer c/o Connecticut Innovations, Inc. 200 Corporate Place, Rocky Hill, Connecticut 06067	51	N/A

David B. Sable c/o AWM Investment Company, Inc. 527 Madison Avenue, Suite 2600 New York, New York 10022	51	N/A

David M. Greenhouse c/o AWM Investment Company, Inc. 527 Madison Avenue, Suite 2600 New York, New York 10022	49	N/A

Austin W. Marxe c/o AWM Investment Company, Inc. 527 Madison Avenue, Suite 2600 New York, New York 10022	69	N/A

The principal occupations and employment of each such person during the past five years is set forth below.

Tom R. DeMeester, M.D. is a Founder and has been the Chairman of the Board since March 2000.  From 1990 to 2009, Dr. DeMeester was the Chairman of the Department of Surgery and Professor of General and Cardiothoracic Surgery at the USC School of Medicine.  From 1984 to 1990, Dr. DeMeester served as Chairman and Professor of the Department of Surgery at Creighton University School of Medicine.  From 1973-1983, Dr. DeMeester was on the faculty of the University of Chicago and served as Chief of the Thoracic Surgery Division.

Raj Maheshwari Mr. Maheshwari co-founded MP Capital, an equity arbitrage hedge fund in 1999.  After Weiss Peck and Greer Investments (“WPG”) (and its successor company Robeco Investment Management) acquired MP Capital, Mr. Maheshwari served as WPG’s Portfolio Manager and Managing Director from 1999 through August 2005.  Mr. Maheshwari is a Founder and has served as a Managing Director of Charlestown Capital Advisors, LLC, a private merchant banking company (“Charlestown”) specializing in financial and banking advisory services since 2005.

Mr. Maheshwari, previously, served as a board member of Akela Pharmaceutical Inc. from July 2008 through October 2009.

Robert J. Majteles has been the managing partner of Treehouse Capital LLC, an investment firm (“Treehouse”) since 2000.  Mr. Majteles serves on the Board of Directors of Unify Corporation (“Unify”), Comarco, Inc. (“Comarco”), Adept Technology, Inc. (“Adept”), Rovi Corporation (formerly known as Macrovision Corporation, “Rovi”), U.S. Auto Parts Network, Inc. (“U.S. Auto”) and iPass Inc. (“iPass”).  Mr. Majteles is Chairman of the Board of U.S. Auto, Chairman of the Audit Committee of iPass, and serves on the Audit Committees of Rovi, U.S. Auto and Comarco among other committee and board responsibilities.  In addition, Mr. Majteles is a Lecturer at the Haas School of Business and the Boalt Hall School of Law at the University of California, Berkeley.

Mr. Majteles has informed Rovi that he will not stand for re-election to Rovi’s Board of Directors when his term expires at Rovi’s annual meeting of stockholders to be held on May 4, 2010.  Mr. Majteles, previously, served as a director on the boards of Phoenix Technologies Ltd. from 2007 to 2008, World Heart Corporation from 2003 to 2008 and Merriman Curham Ford, Group, Inc. from 2008 to 2009.

Michael J. Tillman has been the President and Chief Executive Officer of Roche Diagnostics North America (a “Roche” entity) since May 2008, and a member of (a) the Roche Diagnostics Executive Board, Switzerland; (b) the Board of Directors of several other Roche entities periodically since April 2006, which are listed below; and (c) the Board of Directors of Advanced Medical Technology Association.  Mr. Tillman also served as Chairman of the Board of Directors of Roche Diagnostics Corp, USA from May 2008 through January 2010 and as the Head of Roche Diagnostics Asia Pacific from April 2006 through July 2008.  Additionally, from November 2003 through March 2006, Mr. Tillman was the Head of the Department for Marketing and Sales of Molecular Diagnostics Germany.

Mr. Tillman has served as a Member and or Chairman (as specified below) of the Board of Directors for each of the Roche entities listed below.

•	April 2006 - September 2009
o	Chairman of the Board of Roche Diagnostics Shanghai Ltd., China
•	April 2006 - August 2009
o	Chairman of the Board of Roche Diagnostics Asia Pacific Pte. Ltd., Singapore
•	April 2006 - September 2008
o	Member of the Board of Roche Diagnostics Korea Co. Ltd.
o	Member of the Board of Roche Diagnostics India Pvt. Ltd.
o	Member of the Board of Roche Diagnostics Taiwan Ltd.
•	April 2006 - July 2008
o	Member of the Board of Roche Diagnostics Australia
o	Member of the Board of Roche Diagnostics New Zealand Ltd.
•	May 2006 - July 2008
o	Member of the Board of Roche Singapore Ltd. Pte., Singapore

Richard van den Broek has served as the Managing Partner of HSMR Advisors, LLC, an investment fund focused on the biotechnology industry since 2004.  Mr. van den Broek, previously, was a Partner at Cooper Hill Partners, LLC, an investment fund primarily focused on the healthcare sector for the period of 2000 through 2003.  Mr. van den Broek serves on the Board of Directors of Strategic Diagnostic Inc. and is a member of its Audit Committee.  Mr. van den Broek also serves as a director of the Board of Directors for Pharmaxis Ltd (in Australia) and Pharmacyclics, Inc. and is a member of the Pharmacyclics’ Audit Committee.

David M. Wurzer has served as Managing Director, Investments at Connecticut Innovations (“CI”), a quasi-public authority responsible for technology investing and innovation development since November 2009, where he is responsible for sourcing and analyzing investment opportunities.  Prior to joining CI, Mr. Wurzer was a Consultant from January 2008 through November 2009 and served as Executive Vice President, Treasurer and Chief Financial Officer of CuraGen Corporation of Branford, Connecticut, from September 1997 through December 2007.  From February 1994 until September 1997, Mr. Wurzer served as the Senior Vice President, Treasurer and Chief Financial Officer at Value Health, Inc.

Mr. Wurzer has served on the Board of Directors of Strategic Diagnostics Inc. since February 2010 and previously served on the 454 Life Sciences Board of Directors from June 2000 through May 2007.

David B. Sable has been the Portfolio Manager for Life Sciences since 2005.  Dr. Sable served as Resident and Chief Resident in obstetrics and gynecology at New York Hospital-Cornell Medical Center from 1986 to 1990 and as fellow in reproductive endocrinology at the Brigham and Women’s Hospital in Boston, Massachusetts from 1990 to 1992. He was also a director of the Institute for Reproductive Medicine and Science at Saint Barnabas Medical Center in New Jersey from 1992 to 2003.  Dr. Sable also managed a proprietary healthcare portfolio at Deutsche Bank from 2004 to 2005.

Dr. Sable also serves as a board member of GeneNews Limited.

David M. Greenhouse has been the Executive Vice President of AWM Investment Company, Inc. (“AWM”) since 1992.  Mr. Greenhouse is a member to each of the General Partners of Special Situations Fund III QP, L.P. (“SSFQP”), Special Situations Cayman Fund, L.P. (“Cayman”), Special Situations Private Equity Fund, L.P. (“SSPE”), Special Situations Fund III, L.P. (“SSF3”), Special Situations Technology Fund, L.P. (“Technology”), Special Situations Technology Fund II, L.P. (“Technology 2”) and Special Situations Life Sciences Fund, L.P. (“Life Sciences” and together with SSFQP, Cayman, SSPE, SSF3, Technology and Technology 2, the “Funds”).  Mr. Greenhouse has been a member of MGP Advisers Limited Partnership (“MGP”) since 1992.  Mr. Greenhouse is responsible for the investment decisions of the Funds.

Austin W. Marxe has been the President of AWM since 1991.  Mr. Marxe has been a member of MGP since 1985.  Mr. Marxe is a member to each of the general partners of the Funds.  Mr. Marxe is responsible for the investment decisions of the Funds.  Mr. Marxe is also an individual General Partner of Special Situations Fund III, L.P., a registered investment company.

Since October 2008, Mr. Marxe has been a board member of World Heart Corporation.

Share Ownership

Name of Beneficial Owner	Class of Capital Stock	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock
Tom R. DeMeester	Common Stock	372,845(1)	2.04%

Raj Maheshwari	Common Stock	358,124(2)	1.96%

Robert J. Majteles	Common Stock	0	0

Michael J. Tillman	Common Stock	0	0

Richard van den Broek	Common Stock	182,700(3)	*

David M. Wurzer	Common Stock	0	0

David B. Sable	Common Stock	0	0

David M. Greenhouse	Common Stock	3,350,174(4)	18.3%

Austin W. Marxe	Common Stock	3,350,174(4)	18.3%

*      Less than 1%

(1)  Dr. DeMeester is the beneficial owner of 372,845 shares of the Company’s Common Stock.

(2)  Mr. Maheshwari, founder and managing director of Charlestown, has the shared power to vote and dispose of 358,124 shares of the Company’s Common Stock beneficially owned by Charlestown Jupiter Fund LLC, Charlestown and certain family members of Mr. Maheshwari, of which 288,424 are held of record by Jupiter and Charlestown and such family members.

(3)  This number represents 182,700 shares of Common Stock held by HSMR Capital Partners QP LP.

(4)  As described in the Company’s Registration Statement on Form S-3 (Commission File No. 333- 159296) MGP is the general partner of SSFQP.  AWM is the general partner of MGP, the general partner of and investment adviser to Cayman and the investment adviser to SSFQP and Life Sciences.  Mr. Marxe and Mr. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above and, therefore, are deemed to beneficially own 3,350,174 shares of Common Stock which consists of (a) 1,065,351 shares held by SSFQP; (b) 1,158,651 shares held by Cayman; and (c) 1,126,172 shares held by Life Sciences.

Each of the Nominees has consented to be named in this Proxy Statement and to serve as a director of Response, if elected. If at the time of the Annual Meeting any Nominee is unable to serve or for good cause will not serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by SSF.  SSF has no reason to believe that any of the Nominees will be unable to serve as a director or will have good cause for not serving as a director, if elected. In addition, SSF reserves the right to nominate substitute persons if Response makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees.

The Nominees would not be barred from being considered independent under applicable NASDAQ rules and the independence standards applicable to Response under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.  SSF believes that if the Nominees are elected, there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Nominating and Governance Committee.  SSF further believes that Mr. Majteles qualifies as an “audit committee financial expert” as defined by the SEC rules.

Other than as described in this Proxy Statement or in Appendix A hereto, none of SSF’s nine Nominees for director named in this Proxy Statement nor SSF nor any other participants in this solicitation nor any other person who may solicit proxies on their behalf:

(i) has purchased or sold any class of securities of Response within the past two years;

(ii) has borrowed funds for the purpose of acquiring or holding any shares of Common Stock purchased by such person within the past two years;

(iii) is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of Response;

(iv) had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of Response’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Response or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or

(v) has any arrangement or understanding with any person with respect to any future employment with Response or its affiliates or any future transactions to which Response or any of its affiliates will or may be a party.

There are no present plans, understandings or arrangements whereby SSF, any of its members, or any of the Nominees for election as directors will acquire any of Response’s operations or assets.

You are being asked to elect the Nominees. The enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Accordingly, you will not have the opportunity to vote for any of Response’s nominees if you return a WHITE proxy card that we provide to you. You can only vote for Response’s nominees by executing a proxy card provided by Response.

The persons named as proxies in the accompanying WHITE proxy card of SSF intend to vote “FOR” SSF’s Nominees unless specifically instructed to the contrary by the person executing the proxy card. The votes cast at the Annual Meeting may result in the election to the Response Board of Directors of some of the persons on whose behalf SSF is soliciting proxies and some of Response’s nominees.

If some of the persons supported by SSF and some of Response’s nominees are elected, those persons who are SSF Nominees intend to serve their terms as directors. SSF is unable to predict whether any nominees of Response will agree to serve on a board of directors comprised in part of SSF Nominees. In the event that vacancies on the board of directors are created by the refusal of any of these persons to serve with the Nominees, we would anticipate that our Nominees would propose to the Board that it take all actions necessary to fill those vacancies, subject to the requirements of Delaware law and Response’s bylaws.

The persons receiving the greatest number of votes for the number of director positions to be elected at the Annual Meeting will be elected the directors of Response.

You are urged to vote FOR the election of the persons named above as directors of Response by completing, signing, dating and mailing promptly the enclosed WHITE proxy card in the postage-paid envelope provided.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee appointed BDO Seidman, LLP, as the Company’s independent registered public accounting firm for the year ending December 31, 2010. The Company is asking stockholders to ratify the appointment of BDO Seidman, LLP as independent auditors for the Company’s year ending December 31, 2010.

We do not object to the ratification of the appointment of BDO Seidman, LLP as the Company’s independent registered public accounting firm for the Company’s year ending December 31, 2010.

While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for SSF’s nominees on that proxy card and thus we request that you use the WHITE proxy card to vote on this matter. If you return the WHITE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the WHITE proxy card for this proposal.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, SSF believes that the only outstanding class of securities of Response entitled to vote at the Annual Meeting is the Common Stock.

Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of BDO Seidman, LLP as independent registered public accounting firm for the Company’s year ending December 31, 2010 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to our proxy solicitor, The Altman Group, Inc., 1200 Wall Street West, 3rd Floor, Lyndhurst, New Jersey 07071, so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the outstanding shares entitled to vote at the meeting. All shares that are voted “FOR,” “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) and broker non-votes on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Annual Meeting (the “Votes Present”).

VOTES REQUIRED FOR APPROVAL

Election of Directors. A plurality of the total votes cast by holders of the shares entitled to vote at the Annual Meeting for the Nominees is required for the election of directors, and the nine nominees who receive the most votes will be elected (assuming a quorum is present). Both a broker non-vote and a vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the quorum, but will have no other effect on the outcome of the vote on the election of directors. Stockholders do not have the right to cumulate their votes in the election of directors.

Ratification of Appointment of BDO Seidman, LLP. The affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting at the Annual Meeting is required to approve the ratification of the appointment of BDO Seidman, LLP (assuming a quorum is present).

With respect to the ratification of the appointment of BDO Seidman, LLP and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome.

ABSTENTIONS/WITHHOLDS

Abstentions and, in the case of the elections of directors, withholds will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of BDO Seidman, LLP, because abstentions do not count as votes cast and the bylaws provide that any matter other than the election of directors shall be decided by the affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting on a matter. In addition, withholds will have no effect on the outcome of the election of directors because the bylaws provide that the election of directors shall be determined by a plurality of the total votes cast by holders of the shares entitled to vote on the election and, therefore, assuming a quorum, only affirmative votes for the Nominees will determine the outcome of the election at the Annual Meeting.

DISCRETIONARY VOTING

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of directors at the Annual Meeting. The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Common Stock on “non-routine matters.” If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of directors and your shares will not be voted for any of the Nominees.  We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf.

REVOCATION OF PROXIES

Stockholders of Response may revoke their proxies at any time prior to the Annual Meeting by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to SSF in care of The Altman Group, Inc. at the address set forth in this Proxy Statement or to the Corporate Secretary of Response at the address provided by Response in Response’s proxy statement. A revocation is effective if delivered to Response.  SSF requests that either the original or photostatic copies of all revocations be mailed to SSF in care of The Altman Group, Inc. at the address set forth on the back cover of this Proxy Statement so that SSF will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, The Altman Group, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF BDO SEIDMAN, LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by SSF and the other participants in this solicitation. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The expenses of preparing, printing and distributing this Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by SSF. Such expenses are estimated to be approximately [$_________], of which [$______] have been incurred to date. If it is successful, SSF intends to seek reimbursement from Response, to the extent permitted by law, for expenses incurred in connection with its proxy solicitation, without the vote of the holders of the Common Stock.

Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of Common Stock for whom they hold shares, and SSF will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

SSF has also retained The Altman Group, Inc. to assist it in the solicitation of proxies. The Altman Group, Inc. will solicit proxies on behalf of SSF from individuals, brokers, bank nominees and other institutional holders in the same manner described above. The Altman Group, Inc. will receive a fee not in excess of $10,000 for its services to SSF for the solicitation of the proxies and will be reimbursed for certain expenses.  SSF has also agreed to indemnify The Altman Group, Inc. against certain claims. Approximately 25 persons will be employed by The Altman Group, Inc. to solicit stockholders.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the Securities and Exchange Commission, SSF and each of the Nominees is deemed to be a “participant” in SSF’s solicitation of proxies. Mr. Marxe and Mr. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed below and, therefore, are deemed to beneficially own 3,350,174 shares of Common Stock which consists of (a) 1,065,351 shares held by SSFQP; (b) 1,158,651 shares held by Cayman; and (c) 1,126,172 shares held by Life Sciences.  In connection with the participants, SSF furnishes the following information: AWM is a Delaware corporation and MGP is a Delaware partnership, and all such entities have a business address at 527 Madison Avenue, Suite 2600, New York, New York 10022. The name, business address and principal occupation of each of the Nominees is listed under the section entitled “Proposal 1: Election of Directors—Biographical Information.”  Information about the present ownership by SSF and its Nominees or any of their respective “associates” of Response Common Stock is set forth under the section entitled “Election of Directors—Share Ownership.” Information about transactions by SSF and its Nominees in Response’s Common Stock during the past two years can be found in Appendix A to this Proxy Statement.

In his capacity as the Chairman of the Board of the Company, Dr. DeMeester did not receive compensation for the fiscal year ended December 31, 2007.  Dr. DeMeester received an annual retainer of $20,000 in compensation from the Company for each of the fiscal years ended December 31, 2008 and December 31, 2009 pursuant to the Company’s compensation policy.  Dr. DeMeester will continue to receive his annual retainer for his service as Chairman of the Board for the fiscal year ended December 31, 2010.  Additionally, under the Company’s compensation policy, Dr. DeMeester has received options to purchase 11,500 shares of common stock at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, vesting quarterly over a four-year period.

As described in the Company’s Current Report on Form 8-K, filed on March 3, 2009, on February 27, 2009, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with SSFQP, Cayman and Life Sciences (the “Purchasers”) for the private placement of 2,000,000 newly-issued shares of the Company’s common stock (the “Shares”) at a per share price of $1.00 (the “Private Placement”).  The closing of the sale of the Shares occurred on Monday, March 2, 2009.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated February 27, 2009, with the Purchasers (the “Registration Rights Agreement”) pursuant to which it agreed to file, within 90 days of the closing of the Private Placement, a registration statement with the Securities and Exchange Commission (“SEC”) to register the Shares for resale, which registration statement is required to become effective within 150 days following the closing.  If the Registration Statement is not filed or declared effective within the timeframes set forth above, then the Company will be obligated to pay liquidated damages to the Purchasers in an amount equal to 1.5% of the aggregate amount invested by the Purchasers for each 30−day period, or pro rata for any portion thereof, following the date by which the Registration Statement should have been filed or declared effective. In addition, liquidated damages will also accrue in the event that, subject to certain exceptions, the Company does not maintain the effectiveness of the registration statement until the earlier of the sale of all of the Shares or the Shares become eligible for sale under Rule 144 without regard to any volume limitations.  According to the SEC’s EDGAR website, the required Registration Statement was filed with the SEC on May 15, 2009 and was declared effective on June 1, 2009.

In July 2009, the Company entered into an agreement with Charlestown and Heiner Dreismann to help the Company launch ResponseDX tests in certain European countries, which agreement expired on February 28, 2010.  Pursuant to that agreement, Charlestown and Heiner Dreismann received a monthly retainer of $7,000 per month with a right to receive ten percent per year of the revenues generated by Response DX for a period of ten years (the “DX Payments”).  As of the date of hereof, Charlestown and Heiner Dreismann have not received any DX Payments.  Mr. Maheshwari's interest in this agreement may create a conflict of interest with the Company.

Certain of the Funds have entered into an agreement with Mr. Majteles and Treehouse pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for the Funds upon request.  If Mr. Majteles’ services are requested by the Funds with respect to a particular portfolio investment, (1) Mr. Majteles is required to act independently of the Funds in discharging his fiduciary duties to stockholders of any company for which he serves as a member of the Board of Directors and also is obligated not to disclose to the Funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company and (2) Treehouse is entitled to a portion of the Funds’ net gain (as defined) or net loss (as defined) on the investment during the term of the agreement.  The terms of the foregoing agreement are not applicable to the investment of SSFQP, Cayman and Life Sciences in the Company or to Mr. Majteles’ nomination or agreement to serve as a director of the Company if elected.  From approximately 1996 through 1999, Mr. Majteles served as the Chief Executive Officer of Ultradata Inc., a public company in which AWM invested.  The companies on whose boards Mr. Majteles currently serves that are subject to the agreement with AWM described here are Unify, Adept, and Comarco.  Mr. Majteles does not have or share voting or dispositive power over any securities held by SSFQP, Cayman or Life Sciences.

Except as otherwise set forth in this Proxy Statement or in Appendix A hereto, none of SSF or its Nominees or any of their respective “associates” has any arrangement or understanding with any person with respect to future employment or future transactions with Response.  There are no arrangements between SSF or any of its Nominees and any other person, pursuant to which any person is to be selected as such. There is no family relationship between persons nominated to become directors.  Neither SSF nor the other participants have current plans to engage in any transactions with the Company beyond the transactions disclosed above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To SSF’s knowledge, there was no participant, as described in this Proxy Statement, who, at any time during the fiscal year ended December 31, 2009, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Company’s securities during the most recent fiscal year.

ABSENCE OF APPRAISAL RIGHTS

Under Delaware law, you do not have appraisal rights in connection with our solicitation of proxies.

OTHER MATTERS AND ADDITIONAL INFORMATION

Internet Availability of Proxy Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON [______________], 2010

This proxy statement and a form of the accompanying WHITE proxy card are also available on the internet at www.[____________].com.

Other Matters

Other than those discussed above, SSF is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, of which SSF is not aware within a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Incorporation by Reference

SSF has omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting. This disclosure is expected to include, among other things, current biographical information on Response’s current directors and executive officers, certain information regarding the securities of Response held by Response’s directors, nominees, management and 5% stockholders, information concerning executive compensation, an analysis of cumulative total returns on an investment in Response’s shares of Common Stock during the past five years, information on audit services and fees of SingerLewak LLP and BDO Seidman, LLP and procedures for nominating directors for election to the Response Board of Directors and other important information. Stockholders should refer to the Response proxy statement in order to review this disclosure. Please note that because SSF was not involved in the preparation of the Company’s proxy statement, we cannot reasonably confirm the accuracy or completeness of certain information contained in the Company’s proxy statement.

Although we do not have any knowledge indicating that any statement made by SSF herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Response to disclose events that may affect the significance or accuracy of such information.

The information concerning Response contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

IMPORTANT

1.           Be sure to vote on the WHITE proxy card. We urge you not to sign any proxy card, which is sent to you by Response.

2.           If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the WHITE proxy “FOR” SSF’s nominees.

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of SSF’s proxy materials or directions to attend the Annual Meeting, please call The Altman
Group, Inc. at the phone numbers listed below.

The Altman Group, Inc.
1200 Wall Street West, 3rd  Floor
Lyndhurst, NJ   07071
(201) 806-7300

or

CALL TOLL FREE (877) 297-1745

PLEASE COMPLETE, SIGN, DATE AND MAIL SSF’S ENCLOSED WHITE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. BY COMPLETING, SIGNING, DATING AND RETURNING SSF’S ENCLOSED WHITE PROXY CARD, ANY PROXY PREVIOUSLY GIVEN BY YOU WILL BE AUTOMATICALLY REVOKED. ONLY THE LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

[April __, 2010]

SPECIAL SITUATIONS FUND III QP, L.P.
SPECIAL SITUATIONS CAYMAN FUND, L.P.
SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.
527 MADISON AVENUE
SUITE 2600
NEW YORK, NY 10022

APPENDIX A

TWO YEAR TRANSACTION HISTORY OF EACH PARTICIPANT

David M. Greenhouse & Austin W. Marxe

Transaction Summary
of
Special Situations Fund
for the period of January 1, 2008 -December 31, 2009

Special Situations Fund III QP, L.P.

Transaction Type	Trade Date	Quantity	Trade Amount

Buy	5/30/2008	1,000.00	$3,230.00
Buy	6/2/2008	4.00	$12.92
Buy	6/6/2008	7.00	$22.43
Sell	7/18/2008	1,000.00	$2,750.98
Buy	7/24/2008	1,485.00	$4,464.52
Buy	7/25/2008	57,191.00	$186,562.76
Buy	7/25/2008	10,200.00	$32,600.83
Buy	8/1/2008	13,900.00	$45,289.12
Buy	8/4/2008	300.00	$947.70
Buy	8/5/2008	23,700.00	$75,366.00
Buy	8/5/2008	1,200.00	$3,790.80
Buy	9/24/2008	1,000.00	$3,009.00
Buy	9/25/2008	159.00	$435.50
Buy	9/29/2008	125.00	$326.63
Buy	9/30/2008	282.00	$736.74
Buy	10/3/2008	878.00	$2,456.73
Buy	10/7/2008	4,419.00	$8,921.96
Buy	10/9/2008	328.00	$921.35
Buy	10/10/2008	824.00	$2,108.62
Buy	2/11/2009	58,200.00	$86,136.00
Buy	2/11/2009	5,633.00	$8,500.20
Buy	4/2/2009	150.00	$151.35
Buy	5/14/2009	20,555.00	$22,795.50
Buy	5/15/2009	45,500.00	$57,452.40
Buy	5/15/2009	60,000.00	$ 79,428.00
Buy	3/2/2009	750000	$750,000.00
Buy	6/24/2009	3,347.00	$4,037.52
Buy	6/26/2009	1,464.00	$1,857.82
Buy	7/14/2009	2,500.00	$2,764.50

Buy	7/15/2009	100.00	$115.90
Buy	7/16/2009	1,700.00	$1,955.31
Buy	7/22/2009	200.00	$241.80

Special Situations Cayman Fund, L.P.

	Trade Date	Quantity	Trade Amount

Buy	1/2/2008	2,000.00	$9,398.00
Buy	1/11/2008	559.00	$2,739.55
Buy	1/15/2008	2,000.00	$9,718.00
Buy	1/16/2008	600.00	$2,855.40
Buy	1/17/2008	4,000.00	$19,036.00
Buy	1/18/2008	500.00	$2,384.50
Buy	1/23/2008	1,200.00	$5,800.80
Buy	1/25/2008	900.00	$4,328.10
Buy	1/31/2008	700.00	$3,328.29
Buy	2/6/2008	4,100.00	$19,028.10
Buy	2/6/2008	1,000.00	$4,509.00
Buy	2/7/2008	1,000.00	$4,609.00
Buy	2/11/2008	1,000.00	$4,509.00
Buy	2/12/2008	100.00	$450.90
Buy	2/13/2008	1,100.00	$4,882.90
Buy	2/14/2008	6,900.00	$30,117.81
Buy	2/15/2008	2,900.00	$13,248.07
Buy	2/19/2008	10,588.00	$47,191.77
Buy	2/20/2008	2,150.00	$9,970.84
Buy	2/21/2008	600.00	$2,645.40
Buy	2/25/2008	789.00	$3,557.60
Buy	2/29/2008	3,000.00	$13,503.60
Buy	3/3/2008	350.00	$1,550.15
Buy	3/4/2008	1,000.00	$4,509.00
Buy	5/15/2008	5,000.00	$15,900.00
Buy	5/19/2008	4,191.00	$13,416.65
Buy	5/20/2008	2,227.00	$7,081.86
Buy	5/21/2008	1,310.00	$4,296.80
Buy	5/27/2008	4,715.00	$14,823.96
Buy	5/28/2008	3,275.00	$10,490.81
Buy	5/29/2008	3,144.00	$10,218.00
Buy	6/2/2008	2,421.00	$7,819.83

Buy	6/3/2008	5,000.00	$15,965.50
Buy	6/5/2008	7,300.00	$24,022.84
Buy	6/6/2008	4,178.00	$13,385.48
Buy	6/9/2008	1,000.00	$3,203.50
Buy	6/10/2008	2,500.00	$7,960.00
Buy	6/12/2008	14,400.00	$45,666.72
Buy	6/16/2008	2,700.00	$8,681.04
Buy	6/18/2008	1,900.00	$5,962.01
Buy	6/20/2008	1,000.00	$3,180.00
Buy	6/23/2008	3,100.00	$9,725.32
Buy	6/24/2008	4,500.00	$14,140.80
Buy	7/23/2008	900.00	$2,438.10
Sell	8/1/2008	2,000.00	$6,601.96
Buy	9/22/2008	1,000.00	$3,009.00
Buy	9/25/2008	914.00	$2,503.45
Buy	9/29/2008	719.00	$1,878.75
Buy	9/30/2008	1,622.00	$4,237.54
Buy	10/3/2008	5,050.00	$14,130.41
Buy	10/7/2008	5,981.00	$12,075.64
Buy	10/9/2008	1,835.00	$5,154.52
Buy	10/10/2008	4,600.00	$11,771.40
Buy	4/2/2009	542.00	$ 546.88
Buy	3/2/2009	500000	$500,000
Buy	6/24/2009	7,092.00	$8,555.15
Buy	6/26/2009	3,102.00	$3,936.44

Special Situations Life Sciences Fund, L.P.

	Trade Date	Quantity	Trade Amount

Buy	5/19/2008	2,209.00	$7,071.67
Buy	5/20/2008	1,173.00	$3,730.14
Buy	5/21/2008	690.00	$2,263.20
Buy	5/27/2008	2,485.00	$7,812.84
Buy	5/28/2008	1,725.00	$5,525.69
Buy	5/29/2008	1,656.00	$5,382.00
Buy	6/2/2008	1,275.00	$4,118.25
Buy	6/3/2008	2,500.00	$7,982.75
Buy	6/5/2008	6,000.00	$19,744.80
Buy	6/6/2008	2,215.00	$7,096.42

Buy	6/9/2008	1,000.00	$3,203.50
Buy	6/10/2008	2,500.00	$7,960.00
Buy	6/11/2008	1,500.00	$4,815.00
Buy	6/12/2008	14,400.00	$45,666.72
Buy	6/16/2008	2,700.00	$8,681.04
Buy	6/18/2008	1,900.00	$5,962.01
Buy	6/23/2008	3,000.00	$9,411.60
Buy	6/24/2008	4,500.00	$14,140.80
Buy	6/25/2008	1,400.00	$4,419.94
Buy	7/16/2008	100.00	$299.90
Buy	7/23/2008	600.00	$1,625.40
Buy	8/6/2008	2,000.00	$6,218.00
Buy	8/8/2008	2,700.00	$8,374.29
Buy	9/25/2008	517.00	$1,416.06
Buy	9/29/2008	406.00	$1,060.88
Buy	9/30/2008	917.00	$2,395.70
Buy	10/3/2008	2,854.00	$7,985.78
Buy	10/9/2008	1,027.00	$2,884.84
Buy	10/10/2008	2,576.00	$6,591.98
Buy	1/14/2009	54.00	$54.49
Buy	1/23/2009	400.00	$443.60
Buy	3/4/2009	300.00	$305.70
Buy	3/5/2009	1,500.00	$1,538.00
Buy	3/6/2009	300.00	$302.70
Buy	3/9/2009	1,000.00	$909.00
Buy	3/11/2009	200.00	$201.80
Buy	3/17/2009	400.00	$403.60
Buy	3/18/2009	1,500.00	$1,513.50
Buy	4/2/2009	308.00	$310.77
Buy	4/27/2009	185.00	$186.67
Buy	5/8/2009	100.00	$100.90
Buy	6/4/2009	1,300.00	$1,493.70
Buy	3/2/2009	750000	$750,000
Buy	6/16/2009	449.00	$515.90
Buy	6/23/2009	600.00	$677.40
Buy	6/24/2009	4,061.00	$4,898.82
Buy	6/26/2009	1,776.00	$2,253.74
Sell	12/18/2009	1,027.00	$1,172.10

Raj Maheshwari

Date	Action	Quantity	Price	Amount

11/2/2009	Buy	1,000	$1.40	($1,408.95)	CCA
10/27/2009	Buy	400	$1.41	($572.95)	CCA
10/27/2009	Buy	88	$1.42	($127.69)	CCA
10/27/2009	Buy	200	$1.48	($302.22)	CCA
12/18/2009	Buy	1,000	$1.24	($1,246.39)	MMM
12/18/2009	Buy	400	$1.23	($492.56)	MMM
12/17/2009	Buy	400	$1.25	($503.25)	MMM
12/17/2009	Buy	500	$1.22	($618.95)	MMM
12/17/2009	Buy	700	$1.25	($880.70)	MMM
12/11/2009	Buy	1,050	$1.26	($1,331.95)	MMM
12/10/2009	Buy	600	$1.27	($770.95)	MMM
12/10/2009	Buy	100	$1.27	($127.87)	MMM
12/10/2009	Buy	100	$1.27	($127.90)	MMM
12/10/2009	Buy	100	$1.27	($127.90)	MMM
12/10/2009	Buy	100	$1.27	($127.90)	MMM
12/10/2009	Buy	300	$1.26	($380.69)	MMM
12/10/2009	Buy	300	$1.25	($377.69)	MMM
12/10/2009	Buy	400	$1.38	($560.95)	MMM
12/9/2009	Buy	2,300	$1.14	($2,628.98)	MMM
12/9/2009	Buy	650	$1.14	($742.97)	MMM
12/8/2009	Buy	104	$1.24	($129.99)	MMM
12/8/2009	Buy	200	$1.25	($251.98)	MMM
12/8/2009	Buy	600	$1.25	($755.94)	MMM
12/8/2009	Buy	2,096	$1.30	($2,733.75)	MMM
11/17/2009	Buy	1,578	$1.50	($2,372.48)	MMM
11/17/2009	Buy	1,000	$1.52	($1,523.47)	MMM
11/5/2009	Buy	800	$1.39	($1,120.95)	MMM
11/3/2009	Buy	100	$1.33	($133.80)	MMM
11/3/2009	Buy	1,016	$1.34	($1,369.59)	MMM
11/3/2009	Buy	2,000	$1.35	($2,708.95)	MMM
11/3/2009	Buy	1,884	$1.35	($2,552.35)	MMM
10/21/2009	Buy	100	$1.56	($158.92)	MMM
10/21/2009	Buy	100	$1.58	($158.98)	MMM
10/21/2009	Buy	100	$1.54	($154.69)	MMM
10/21/2009	Buy	200	$1.53	($307.38)	MMM
10/21/2009	Buy	200	$1.54	($309.37)	MMM
10/21/2009	Buy	200	$1.59	($319.97)	MMM
10/21/2009	Buy	206	$1.55	($325.33)	MMM
10/21/2009	Buy	300	$1.59	($479.96)	MMM
10/21/2009	Buy	309	$1.58	($491.26)	MMM
10/21/2009	Buy	800	$1.53	($1,229.51)	MMM
10/21/2009	Buy	1,908	$1.55	($2,966.35)	MMM

10/21/2009	Buy	4,800	$1.52	($7,304.59)	MMM
10/21/2009	Buy	200	$1.51	($302.36)	MMM
10/21/2009	Buy	1,785	$1.60	($2,864.95)	MMM
10/21/2009	Buy	1,692	$1.56	($2,647.97)	MMM
10/21/2009	Buy	100	$1.56	($156.50)	MMM
7/6/2009	Buy	1,699	$1.20	($2,063.51)	MMM
7/6/2009	Buy	2,784	$1.20	($3,381.29)	MMM
1/27/2009	Buy	2,600	$1.50	($3,907.76)	MMM
1/27/2009	Buy	400	$1.49	($597.19)	MMM
1/14/2009	Buy	100	$1.22	($122.47)	MMM
1/14/2009	Buy	200	$1.20	($240.94)	MMM
1/14/2009	Buy	300	$1.23	($370.41)	MMM
1/14/2009	Buy	300	$1.23	($370.41)	MMM
1/14/2009	Buy	500	$1.25	($627.36)	MMM
1/14/2009	Buy	500	$1.23	($617.36)	MMM
1/14/2009	Buy	400	$1.35	($545.97)	MMM
1/14/2009	Buy	100	$1.30	($131.49)	MMM
1/14/2009	Buy	100	$1.35	($136.49)	MMM
1/5/2009	Buy	1,000	$1.28	($1,282.99)	MMM
1/5/2009	Buy	400	$1.27	($509.19)	MMM
1/5/2009	Buy	1,600	$1.28	($2,052.77)	MMM
1/5/2009	Buy	1,500	$1.28	($1,926.71)	MMM
1/5/2009	Buy	500	$1.27	($637.24)	MMM
1/5/2009	Buy	2,000	$1.28	($2,565.97)	MMM
1/5/2009	Buy	1,000	$1.27	($1,272.98)	MMM
9/24/2009	Buy	1,556	$1.80	($2,807.02)	RM/SS JT
9/24/2009	Buy	400	$1.80	($721.60)	RM/SS JT
9/24/2009	Buy	44	$1.79	($78.94)	RM/SS JT
3/10/2009	Buy	700	$1.29	($908.60)	RM/SS JT
3/10/2009	Buy	300	$1.17	($351.90)	RM/SS JT
1/29/2009	Sell	39	$1.49	$58.27	RM/SS JT
1/29/2009	Sell	100	$1.40	$140.40	RM/SS JT
1/29/2009	Sell	251	$1.41	$353.66	RM/SS JT
1/29/2009	Sell	1,610	$1.49	$2,405.34	RM/SS JT
1/28/2009	Buy	39	$1.49	($58.27)	RM/SS JT
1/28/2009	Buy	100	$1.40	($140.40)	RM/SS JT
1/28/2009	Buy	251	$1.41	($353.66)	RM/SS JT
1/28/2009	Buy	1,610	$1.49	($2,405.34)	RM/SS JT
1/28/2009	Buy	251	$1.41	($353.66)	RM/SS JT
1/28/2009	Buy	1,610	$1.49	($2,405.34)	RM/SS JT
1/28/2009	Buy	100	$1.40	($140.40)	RM/SS JT
1/28/2009	Buy	39	$1.49	($58.27)	RM/SS JT
1/14/2009	Buy	1,800	$1.35	($2,437.20)	RM/SS JT
1/14/2009	Buy	100	$1.30	($130.40)	RM/SS JT
1/14/2009	Buy	100	$1.35	($135.40)	RM/SS JT
1/13/2009	Buy	1,900	$1.57	($2,990.60)	RM/SS JT

1/13/2009	Buy	1,000	$1.54	($1,548.00)	RM/SS JT
1/13/2009	Buy	1,500	$1.54	($2,318.00)	RM/SS JT
1/13/2009	Buy	100	$1.54	($154.40)	RM/SS JT
1/6/2010	Buy	400	$1.28	($520.00)	SS IRA
2/24/2010	Buy	900	$1.25	($1,133.95)	MS TRUST
2/24/2010	Buy	2,000	$1.28	($2,568.95)	MS TRUST
2/24/2010	Buy	1,600	$1.24	($1,992.95)	MS TRUST
12/16/2009	Buy	1,400	$1.34	($1,882.96)	MS TRUST
12/16/2009	Buy	400	$1.30	($521.99)	MS TRUST
12/14/2009	Buy	300	$1.33	($401.99)	MS TRUST
12/14/2009	Buy	500	$1.32	($662.47)	MS TRUST
12/14/2009	Buy	100	$1.33	($133.99)	MS TRUST
12/3/2009	Buy	200	$1.30	($261.79)	MS TRUST
12/3/2009	Buy	800	$1.28	($1,031.16)	MS TRUST
12/3/2009	Buy	200	$1.33	($267.79)	MS TRUST
12/3/2009	Buy	800	$1.28	($1,031.16)	MS TRUST
9/24/2009	Buy	850	$1.80	($1,538.95)	MS TRUST
5/27/2009	Buy	1,600	$1.34	($2,166.36)	MS TRUST
5/27/2009	Buy	400	$1.31	($527.59)	MS TRUST
1/29/2009	Sell	200	$1.40	$288.95	MS TRUST
1/28/2009	Buy	200	$1.40	($288.95)	MS TRUST
1/28/2009	Buy	200	$1.40	($288.95)	MS TRUST
2/11/2008	Buy	150	$4.52	($687.95)	MS TRUST
3/8/2010	Buy	10,000	$1.25	($12,659.00)	MS TRUST
12/31/2009	Buy	5,000	$1.21	($6,040.75)	MS TRUST
12/31/2009	Buy	2,300	$1.21	($2,812.44)	MS TRUST
12/31/2009	Buy	1,500	$1.25	($1,891.50)	MS TRUST
12/30/2009	Buy	5,000	$1.21	($6,040.75)	MS TRUST
12/29/2009	Buy	2,300	$1.21	($2,812.44)	MS TRUST
12/17/2009	Buy	2,256	$1.13	($2,571.84)	MS TRUST
12/15/2009	Buy	1,293	$1.25	($1,635.64)	MS TRUST
12/14/2009	Buy	5,100	$1.29	($6,636.12)	MS TRUST
12/9/2009	Buy	18,500	$1.30	($24,225.75)	MS TRUST
12/8/2009	Buy	17,486	$1.15	($20,283.76)	MS TRUST
10/1/2009	Buy	3,101	$1.70	($5,290.62)	MS TRUST
9/1/2009	Buy	2,700	$1.74	($4,748.49)	MS TRUST
5/28/2009	Buy	18,108	$1.33	($24,295.50)	MS TRUST
5/20/2009	Buy	14,392	$1.28	($18,551.29)	MS TRUST
5/15/2009	Buy	5,000	$1.10	($5,535.00)	MS TRUST
5/14/2009	Buy	7,500	$1.10	($8,325.00)	MS TRUST
5/13/2009	Buy	20,000	$1.17	($23,622.00)	MS TRUST
5/12/2009	Buy	5,000	$1.04	($5,272.00)	MS TRUST
5/8/2009	Buy	10,000	$1.15	($11,587.00)	MS TRUST
5/5/2009	Buy	2,500	$1.17	($2,950.75)	MS TRUST
5/4/2009	Buy	7,500	$1.16	($8,767.50)	MS TRUST
4/30/2009	Buy	5,937	$1.13	($6,739.09)	MS TRUST

4/29/2009	Buy	2,900	$1.10	($3,210.88)	MS TRUST
4/20/2009	Buy	1,163	$1.08	($1,276.74)	MS TRUST
4/9/2009	Buy	4,820	$1.18	($5,745.79)	MS TRUST
4/9/2009	Buy	2,680	$1.18	($3,199.73)	MS TRUST
3/28/2008	Buy	8,500	$4.01	($34,266.90)	MS TRUST
3/27/2008	Buy	1,500	$3.65	($5,512.05)	MS TRUST
1/28/2009	Buy	2,000	$1.51	($3,025.75)	RM IRA
2/11/2009	Buy	1,500	$1.51	($2,268.30)	RM IRA
2/11/2009	Buy	3,000	$1.51	($4,540.65)	RM IRA
3/10/2009	Buy	1,500	$1.29	($1,938.75)	RM IRA
3/10/2009	Buy	2,000	$1.30	($2,605.75)	RM IRA
4/29/2009	Buy	1,300	$1.06	($1,380.32)	RM IRA
4/29/2009	Buy	1,700	$1.06	($1,810.50)	RM IRA
5/13/2009	Buy	900	$1.21	($1,090.86)	RM IRA
5/13/2009	Buy	1,100	$1.20	($1,316.50)	RM IRA
5/13/2009	Buy	1,600	$1.21	($1,936.21)	RM IRA
7/15/2009	Buy	1,000	$1.27	($1,270.85)	RM IRA
9/21/2009	Buy	111	$1.81	($201.45)	RM IRA
9/21/2009	Buy	800	$1.81	($1,450.87)	RM IRA
9/21/2009	Buy	900	$1.86	($1,675.86)	RM IRA
9/21/2009	Buy	6,489	$1.81	($11,773.49)	RM IRA
9/22/2009	Buy	200	$1.75	($349.00)	RM IRA
9/22/2009	Buy	200	$1.79	($357.98)	RM IRA
9/22/2009	Buy	1,100	$1.75	($1,925.00)	RM IRA
11/3/2009	Buy	500	$1.37	($682.95)	RM IRA
2/9/2010	Buy	250	$1.34	($333.95)	RM IRA
2/9/2010	Buy	450	$1.34	($601.91)	RM IRA
11/2/2009	Buy	2,600	$1.41	($3,676.50)	RM IBKR
10/29/2009	Buy	2,700	$1.45	($3,928.00)	RM IBKR
10/27/2009	Buy	5,300	$1.46	($7,732.50)	RM IBKR
10/22/2009	Buy	3,000	$1.59	($4,755.00)	RM IBKR
8/5/2009	Buy	2,000	$1.43	($2,866.00)	RM IBKR

Richard van den Broek

Transaction Type	Trade Date	Quantity	Trade Amount
BUY	12/31/2008	3,800	$4,057.64
BUY	1/20/2009	1,300	$1,660.75
BUY	2/19/2009	75,000	$79,500.00
BUY	2/19/2009	100	$123.50
BUY	2/23/2009	100,000	$106,000
BUY	2/2/2010	200	$281.50
BUY	2/3/2010	200	$282.00
BUY	2/4/2010	100	$141.50
BUY	2/5/2010	100	$138.00
BUY	2/8/2010	100	$137.00
BUY	2/10/2010	100	$135.50
BUY	2/11/2010	200	$271.00
BUY	2/12/2010	100	$135.00
BUY	2/17/2010	100	$134.00
BUY	2/18/2010	100	$135.00
BUY	2/19/2010	100	$131.50
BUY	2/23/2010	100	$124.00
BUY	2/24/2010	100	$125.00
BUY	3/2/2010	200	$253.00
BUY	3/3/2010	200	$236.00
BUY	3/4/2010	300	$353.00
BUY	3/8/2010	100	$123.00
BUY	3/9/2010	100	$138.00

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WHITE PROXY CARD

RESPONSE GENETICS, INC.

2010 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF

OF

SPECIAL SITUATIONS FUND III QP, L.P.
SPECIAL SITUATIONS CAYMAN FUND, L.P.
SPECIAL SITUATIONS LIFE SCIENCES FUND, L.P.

PROXY

Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P. and Special Situations Life Sciences Fund, L.P. (“SSF” or “we”) are the beneficial owner of 3,350,174 shares of common stock, par value $0.01 per share (“Common Stock”) of Response Genetics, Inc. (“Response” or the “Company”), representing approximately 18.3% of the outstanding Common Stock of the Company.

The undersigned acknowledges receipt of Special Situations Fund III QP, L.P., Special Situations Cayman Fund L.P. and Special Situations Life Sciences Fund, L.P. (collectively “SSF”) proxy materials and hereby appoints Austin W. Marxe and David Sable, M.D., as attorneys and agents with full power of substitution to vote all shares of Common Stock of Response Genetics, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held on [_________, _____ __, 2010], at [______], at [__________] and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting which SSF is not aware of a reasonable time before this solicitation.

UNLESS OTHERWISE SPECIFIED IN THE SQUARES OR SPACES PROVIDED IN THIS PROXY, THIS PROXY WILL BE VOTED FOR EACH OF SSF’S NOMINEES FOR DIRECTOR AND FOR THE RATIFICATION OF BDO SEIDMAN, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SHOULD OTHER MATTERS, WHICH SSF IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

1. ELECTION OF DIRECTORS:

☐ Please mark vote as in this example

APPROVAL OF SSF’S PROPOSAL TO ELECT DIRECTORS:

SSF RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Name of Nominee	For All Nominees	Withhold Authority to Vote For All Nominees	For All Except the Nominees Written Below
Tom R. DeMeester	☐	☐	☐

David M. Greenhouse

Raj Maheshwari

Robert J. Majteles

Austin W. Marxe

David B. Sable

Michael J. Tillman

Richard van den Broek

David M. Wurzer

SSF INTENDS TO USE THIS PROXY TO VOTE “FOR” MESSRS. DEMEESTER, GREENHOUSE, MAHESHWARI, MAJTELES, MARXE, SABLE, TILLMAN, VAN DEN BROEK AND WURZER.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR SSF NOMINEE, MARK THE “FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING SSF NOMINEE(S).

2. APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY APPOINTMENT OF BDO SEIDMAN, LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY’S YEAR ENDING DECEMBER 31, 2010.

FOR	AGAINST	ABSTAIN
☐	☐	☐

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.